ACHIEVE LIFE SCIENCES, INC.

22722 29th Drive SE, Suite 100

Bothell, WA 98021

June 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Arzhang Navai

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-3 (File No. 333-272641)

Requested Date: June 23, 2023

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Amanda L. Rose and Chelsea Anderson, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Anderson at (206) 389-4516 or, in her absence, to Ms. Rose at (206) 389-4553.

* * *

Sincerely,

ACHIEVE LIFE SCIENCES, INC.

By:	/s/ John Bencich
John Bencich
Chief Executive Officer

cc:	Amanda L. Rose, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]